Room 4561

October 5, 2006

Mr. Shawn Hoyt
General Counsel
Pegasystems Inc.
101 Main Street
Cambridge, MA 02142

> **Re:** **Pegasystems Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2005**
> **Filed March 7, 2006**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2006**
> **Filed August 7, 2006**
> **File No. 001-11859**

Dear Mr. Hoyt:

We have reviewed the above referenced filings and your response letter dated August 4, 2006 and have the following additional comments. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2005

Significant Accounting Policies

Revenue Recognition, page 45

1.   We have considered your response to prior comment number 1 from our letter dated June 6, 2006, as well as other correspondence related to your accounting for

certain multiple element arrangements that include software, services that are not considered essential to the functionality of that software and post-contract customer support (PCS). Based on our understanding of these arrangements, it appears that SOP 97-2 provides clear guidance as to the appropriate accounting. In this regard, the final bullet point in paragraph 12 of SOP 97-2 indicates that, when vendor-specific objective evidence of the fair value (VSOE) exists for all undelivered elements in a multiple element arrangement, total fair value of the undelivered elements is deferred, and the difference between the total arrangement fee and the amount deferred is recognized as revenue. We note that the PCS element is the last element delivered in your arrangements. We further note that you have VSOE for PCS. As a result, at such time as PCS is the only undelivered element, SOP 97-2 appears to require that the fair value of the undelivered PCS be deferred, and that the difference between the total fee arrangement and the deferred PCS revenue be recognized as revenue. In the absence of persuasive, objective support for your alternative method, it appears that you should revise your accounting for these arrangements to reflect policies consistent with SOP 97-2, par. 12.

Note 6. Income Taxes, page 58

2.   Your response to prior comment number 2 indicates that you believe that the adjustments you recorded to your tax provision in 2005 that relate to prior periods did not materially impact your financial statements. Please explain your basis for this conclusion as it appears that the adjustments that relate to your 2003 and 2004 tax provision were quantitatively material to net income and earnings per share in those periods. Please note that SAB 99 does not provide for consideration of qualitative factors in determining whether misstatements are immaterial if amounts are quantitatively material.

Form 10-Q for the Fiscal Quarter Ended June 30, 2006

Item 4. Controls and Procedures, page 23

Changes in Internal Control Over Financial Reporting

3.   We note your disclosure that there were no changes in internal control over financial reporting "during the first quarter of 2006." Please confirm to us, if true, that there were no material changes in the quarter ended June 30, 2006.

4.   We also note your disclosure that your CFO resigned effective June 1, 2006. Please tell us whether you believe this was a material change in your internal control over financial reporting. If you believe that this was a material change, please explain how your disclosures reflect this conclusion.

You may contact Christine Davis, Staff Accountant, at (202) 551-3408, Marc Thomas, Senior Staff Accountant at (202) 551-3452 or me at (202) 551-3489 if you have questions regarding these comments.

Sincerely,

Brad Skinner
Accounting Branch Chief